Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-171568) on Form S-8 and registration statement (No. 333-171866) on Form F-3 of Baytex Energy Corp. of our reports dated March 6, 2017, with respect to:

•
the consolidated financial statement which comprise the consolidated statement of financial position as at December 31, 2016, the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the Form 6-K of Baytex Energy Corp. dated March 7, 2017.
Our report with respect to the consolidated financial statements refers to our audit of the adjustments that were applied to revise the 2015 consolidated financial statements, as more fully described in Note 13 to the consolidated financial statements. However, we were not engaged to audit, review or apply any procedures to the 2015 consolidated financial statements other than with respect to such adjustments.
(signed) "KPMG LLP"
Chartered Professional Accountants
March 7, 2017
Calgary, Canada